Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
September 30, 2012

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2012	2011
	$	$
Assets

Current assets
Cash and cash equivalents	30,049	31,630
Restricted cash (note 3)	9,520	-
Accounts and other receivables	28,831	37,783
Inventories (note 4)	63,454	67,968
Prepaid expenses	9,386	9,746
	141,240	147,127
Property, plant and equipment	176,222	172,818
Intangible assets	46,044	49,488
Other assets (note 13)	4,725	315

	368,231	369,748
Liabilities

Current liabilities
Accounts payable, accrued liabilities and deferred grants	44,567	37,855
Reforestation obligations	5,205	5,205
Financial liabilities – borrowings	1,066	978
	50,838	44,038
Financial liabilities – borrowings	215,003	222,576
Asset retirement obligations	2,242	2,002
Other obligations	163	260
Reforestation obligations	8,738	9,986
Deferred income taxes	4,744	6,440
Post-employment benefit obligation	2,920	2,920
	284,648	288,222

Shareholder’s equity
Share capital	61,500	61,500
Retained earnings	22,083	20,026
	83,583	81,526
	368,231	369,748

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the nine months ended September 30, 2012
(Unaudited)

(expressed in thousands of Canadian dollars)
	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – December 31, 2010	-	84,225	84,225
Net loss for the period	-	(4,457)	(4,457)
Adjustment to stated capital	61,500	(61,500)	-
Dividend	-	(1,500)	(1,500)
Balance – September 30, 2011	61,500	16,768	78,268

Balance – December 31, 2011	61,500	20,026	81,526
Acquisition of Chickadee Creek Energy Inc. (note 6)	-	(330)	(330)
Net income for the period	-	2,387	2,387
Balance – September 30, 2012	61,500	22,083	83,583

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2012 and 2011
(Unaudited)

(expressed in thousands of Canadian dollars)
	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue	85,007	71,840	249,465	213,385
Cost of products sold (excluding depreciation and amortization)	56,731	55,182	180,809	156,290
Freight and other distribution costs	13,243	12,439	40,248	36,312
Depreciation and amortization	3,427	2,797	10,207	8,364
General and administration	3,440	2,948	10,551	10,760
Other income (note 7)	(291)	(10,713)	(1,331)	(25,480)
Operating earnings	8,457	9,187	8,981	27,139
Foreign exchange (gain) loss on borrowings	(7,329)	17,577	(7,098)	12,070
Finance expenses (note 8)	4,974	4,269	15,300	16,840
Income (loss) before income taxes	10,812	(12,659)	779	(1,771)
Income taxes (recovery) expense	839	352	(1,608)	2,686
Net income (loss) for the period	9,973	(13,011)	2,387	(4,457)
Actuarial losses	-	-	-	-
Comprehensive income (loss) for the period	9,973	(13,011)	2,387	(4,457)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the nine months ended September 30, 2012 and 2011
(Unaudited)

(expressed in thousands of Canadian dollars)

	Nine months ended September 30,
	2012	2011
	$	$

Cash (used in) provided by

Operating activities
Net income (loss) for the period	2,387	(4,457)
Adjustments for
Finance expenses	15,300	16,840
Depreciation and amortization	10,207	8,364
Deferred income tax (recovery) expense	(1,696)	2,735
Unrealized exchange (gain) loss on borrowings	(7,098)	18,774
Unrealized gain on derivative contracts	(1,884)	(1,940)
Reforestation expense	6,217	5,786
Gain on disposal of property, plant and equipment	(53)	(529)
Inventory valuation	(1,933)	1,202
Other	143	352
Reforestation expenditures	(6,949)	(7,176)

	14,641	39,951
Changes in non-cash working capital (note 11)	10,230	(4,765)

	24,871	35,186

Investing activities
Additions to property, plant and equipment	(5,560)	(34,276)
Proceeds on disposal of property, plant and equipment	205	888
Acquisition of Chickadee Creek Energy Inc. (note 6)	36	-
(Increase) decrease in other assets	(12)	2,171

	(5,331)	(31,217)

Financing activities
Increase in borrowings	-	201,348
Repayments of borrowings	(760)	(189,655)
Finance expenses paid	(19,611)	(23,918)
Dividend	(750)	(1,500)

	(21,121)	(13,725)

Decrease in cash and cash equivalents	(1,581)	(9,756)

Cash and cash equivalents – beginning of period	31,630	45,064

Cash and cash equivalents – end of period	30,049	35,308

The accompanying notes are an integral part of the interim financial statements.

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp.

This condensed interim financial information was approved for issue on October 30, 2012. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

This condensed interim financial information has not been reviewed or audited.

2	Basis of preparation

This condensed interim financial information for the nine months ended September 30, 2012, has been prepared in accordance with IAS 34, Interim Financial Reporting. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accounting policies adopted are consistent with those of the previous financial year. In the current quarter, the Company qualified for certain government grants and has adopted the following accounting policy:

Government grants

Grants received under government incentive programs are recognized initially as deferred revenue at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for the cost of an asset are recognized in profit and loss on a systematic basis over the useful life of the asset. Grants that compensate the Company for expenses incurred are recognized as an adjustment to the related expense on a systematic basis in the same periods in which the expenses are incurred.

3	Restricted cash

Restricted cash represents grant funding received for the bioenergy effluent project (note 5) that has specific restrictions under the terms of the grant agreements, thereby limiting the Company’s ability to access or use the funds for the project. As various restrictions are met or project payments are made, funds will be released or used by the Company to satisfy project costs incurred.

4	Inventories

	September 30,	December 31,
	2012	2011
	$	$

Logs	13,147	16,223
Pulp	19,741	21,418
Lumber	17,451	17,213
Operating and maintenance supplies	13,115	13,114

	63,454	67,968

Total log and finished-product inventory, which reflects net realizable value at September 30, 2012, includes valuation provisions as follows:

Market valuation adjustments

	September 30,	December 31,
	2012	2011
	$	$

Opening market valuation adjustment
Lumber	760	101
Logs	1,158	-
Other	45	619

	1,963	720
Closing market valuation adjustment
Lumber	30	760
Logs	-	1,158
Other	-	45

	30	1,963

Effect on income	1,933	(1,243)

5	Bioenergy effluent project

Having secured all regulatory and board approvals, Millar Western announced on August 30, 2012, that it will proceed with a $42 million bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project will involve construction and integration of two anaerobic hybrid digesters (AHD) into the BCTMP mill’s existing aerobic effluent treatment system. The AHD units will recover organic material from the pulp mill’s effluent stream and convert it to a biogas. After conditioning, the biogas will be used to fuel reciprocating engines, to generate 5.2 megawatts of renewable energy for use by the company’s pulp operations. Construction began in the third quarter of 2012, with substantial completion expected by the fourth quarter of 2013.

Based on its innovative technology and environmental benefits, the project qualified for a total of $27.5 million in government grants. At September 30, 2012, $9.5 million in grant funding had been received by the Company and is presented in restricted cash (note 3), with the offset recorded in deferred grants and presented as a current liability. The total project expenditures, less the amortization of deferred grant revenues, will be included in property, plant and equipment in future periods

To minimize cash-flow impacts, the Company has also obtained interim financing in the amount of $13.2 million to procure key project components, the biogas scrubber and power island, of which $nil was advanced at September 30, 2012. At the completion of the project, the Company will execute a sale lease-back agreement to replace the interim financing.

6	Acquisition of Chickadee Creek Energy Inc.

Effective September 12, 2012, the Company acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (“CCEI”), and simultaneously wound CCEI up into the Company. Prior to the acquisition, CCEI was a wholly owned subsidiary of the Company’s parent, Millar Western Industries Ltd. (“MWIL”). At the time of the transaction, CCEI had no active operations; however, it had previously secured a government grant and had recently obtained approval from the appropriate government authority to direct the grant proceeds to the BEP, as described in note 5. Since the transaction was between companies under common control, and since CCEI had no active operations, it has been accounted for as an asset acquisition at predecessor carrying amounts. The following table summarizes the assets acquired and liabilities assumed in the transaction.

Assets acquired
Cash	36
Restricted cash	3,445
Deferred income taxes	116

Liabilities assumed
Accounts payable	51
Deferred grant revenue	3,445
Payable to parent (unsecured, non-interest bearing)	431

Net deficiency in assets acquired	(330)

The net deficiency in assets acquired has been presented as a reduction of the Company’s retained earnings in the Statement of Shareholder’s Equity, reflecting the net transfer of resources to the parent.

7	Other (income) expenses

		Three months ended		Nine months ended
			September 30,		September 30,
		2012	2011	2012	2011
		$	$	$	$

	Gain on disposal of property, plant and equipment	(61)	(482)	(53)	(529)
	Other foreign exchange losses (gains)	1,244	(3,004)	1,268	(2,330)
	Fox Creek insurance claim	-	(7,600)	-	(7,600)
	Change in unrealized (gains) losses on derivative contracts	(1,146)	4,208	(1,884)	(1,940)
	Realized gains on derivative contracts	(328)	(3,835)	(662)	(13,081)

		(291)	(10,713)	(1,331)	(25,480)

8	Financing expenses

		Three months ended		Nine months ended
			September 30,		September 30,
		2012	2011	2012	2011
		$	$	$	$

	Interest expense on borrowings	4,754	5,392	14,716	14,316
	Less interest capitalized on qualifying
	assets	-	(1,187)	(76)	(2,419)

	Net interest expense on borrowings	4,754	4,205	14,640	11,897
	Refinancing charges	-	-	-	4,590
	Other interest and bank charges	284	160	795	618
	Interest income	(64)	(96)	(135)	(265)

		4,974	4,269	15,300	16,840

9	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At September 30, 2012, the Company had $19.3 million in U.S.-dollar-denominated forward commodity contracts outstanding, resulting in an unrealized gain of $1.0 million. All the outstanding derivative contracts had terms of less than one year. At September 30, 2011, outstanding forward commodity contracts were US$5.0 million, resulting in an unrealized gain of $1.5 million.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$19.3 million would result in a financial impact of $0.7 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. At September 30, 2012, the Company had $21.0 million (2011 - $43.5 million) in outstanding forward-exchange contracts, with an average contract rate of $1.0078 ($1US = $1.0078CAD) (2011 - $0.9955) and recorded the amount of unrealized gain on these forward-exchange contracts in 2012 of $0.5 million (2011 – loss $2.3 million) in other income.

10	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment transfers at current market prices or cost. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from external customers	41,820	26,872	114,549	80,573

Cost of products sold	32,653	28,444	98,069	78,378
Freight and other distribution costs	3,320	2,026	8,214	5,630
Depreciation and amortization	1,662	1,015	4,898	3,021
Other income	(211)	(2,590)	(1,712)	(18,165)

Operating earnings	4,396	(2,023)	5,080	11,709

Pulp

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from external customers	43,097	44,877	134,639	132,530

Cost of products sold	24,076	26,730	82,726	77,900
Freight and other distribution costs	9,923	10,413	32,034	30,682
Depreciation and amortization	1,732	1,758	5,215	5,267
Other expense	(85)	(523)	376	285

Operating earnings	7,451	6,499	14,288	18,396

Corporate and other

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from related parties	90	91	277	282

Cost of products sold	2	8	14	12
General and administration	3,440	2,948	10,551	10,760
Depreciation and amortization	33	24	94	76
Other (income) expense	5	(7,600)	5	(7,600)

Operating loss	(3,390)	4,711	(10,387)	(2,966)

Total

	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue from external customers and related parties	85,007	71,840	249,465	213,385

Cost of products sold and administration	60,171	58,130	191,360	167,050
Freight and other distribution costs	13,243	12,439	40,248	36,312
Depreciation and amortization	3,427	2,797	10,207	8,364
Other income	(291)	(10,713)	(1,331)	(25,480)

Operating earnings	8,457	9,187	8,981	27,139

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $5.1 million for the nine months ended September 30, 2012, and $1.8 million for the three months ended September 30, 2012 (2011– $4.4 million and $1.8 million, respectively).

Expenditures on property, plant and equipment

	September 30,	December 31,
	2012	2011

Lumber	3,926	45,088
Pulp	6,096	1,789
Corporate and other	296	712

	10,318	47,589

Identifiable assets

	September 30,	December 31,
	2012	2011

Lumber	189,249	191,105
Pulp	131,095	144,503
Corporate and other	47,887	34,140

	368,231	369,748

11	Supplementary cash-flow information

	Changes in non-cash working capital

		September 30,	September 30,
		2012	2011

	Accounts receivable	6,437	(5,989)
	Inventories	6,409	3,232
	Prepaid expenses	(119)	(279)
	Accounts payable and accrued liabilities	(2,497)	(1,729)

		10,230	(4,765)

	September 30,	September 30,
	2012	2011

Additions to property, plant and equipment	(10,318)	(38,935)
Changes in working capital for investing activities	4,682	2,240
Interest capitalized on qualifying assets	76	2,419

	(5,560)	(34,276)

12	Related-party transactions

The company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company.

The Company earned revenue from Industries as follows:

	Nine months ended September 30,
	2012	2011

Administration fees	275	282

Included in accounts receivable relating to these transactions	38	44

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Nine months ended September 30,
	2012	2011

Chemical purchases	691	655

Other services	1,433	1,435

Included in accounts payable owing to Industries	613	167

Chemical purchases are charged at market value; facility and equipment transactions are charged at the cost of the parent company. Included in accounts payable is $431 thousand assumed in the Chickadee Creek purchase (note 6).

13	Transformer failure

Millar Western was notified on July 26, 2012, that TransAlta Corporation, owner of the Sundance power plant, would be making a force majeure claim with respect to the 2011 third quarter outage of the plant’s Unit 6 due to a transformer failure. The Company has an 11.26% interest in the Sundance Power Purchase Arrangement (“PPA”) for Units 5 and 6 and thus is contractually responsible for paying its share of the claimed amount in advance of final determination as to whether or not a force majeure situation, as specified in the PPA, occurred. Based on the Company’s view that the claim will not meet the PPA-specified tests, the Company has paid its share of the claim in the third quarter of 2012 and recorded this amount, $4.2 million, as an amount recoverable on its statement of financial position until final resolution of the claim. This amount is included in other assets on the balance sheet.